FORM 6-K/A
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January, 2007.
DOMTAR INC.
395 de Maisonneuve Blvd. West, Montréal, Québec H3A 1L6
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☐            Form 40-F ☑
     [Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐                 No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______
Attached are (i) Domtar Inc.’s restated Management’s Discussion & Analysis, (ii) the report of Domtar Inc.’s independent auditors PricewaterhouseCoopers LLC, and (iii) pro forma financial information of Domtar Inc. reflecting the sale of its 50% interest in Norampac Inc.

INCORPORATION BY REFERENCE
Attached as Exhibit 99.1 and 99.2 to this report on Form 6-K/A are Domtar Inc.’s “Management’s Discussion and Analysis of Annual Results of Operations” for the year ended December 31, 2005, and “Management’s Discussion and Analysis” for the nine months ended September 30, 2006, respectively, which have been restated solely to revise the discussion of certain non-GAAP measures contained therein.
Attached as Exhibit 99.3 to this report on Form 6-K/A is the report of Domtar Inc.’s independent auditors PricewaterhouseCoopers LLC (“PwC”) with respect to the audited consolidated financial statements of Domtar Inc. as of and for the year ended December 31, 2005. This report reflects PwC’s performance of the audit in accordance with the Auditing Standards of the United States Public Company Accounting Oversight Board.
Attached as Exhibit 99.4 to this report on Form 6-K/A is the unaudited pro forma financial information of Domtar Inc. reflecting the removal of the proportional consolidation of the results of Norampac Inc. as a result of the sale by Domtar Inc. of its 50% interest in Norampac Inc. to Cascades Inc. in the fourth quarter of 2006 as required by Article 11 of Regulation S-X.
Domtar Inc.’s restated MD&A, auditor’s report and unaudited pro forma financial information are being filed in connection with the filing by Domtar Corporation of its Registration Statement on Form 10, as amended, with the SEC. The Domtar Corporation Form 10 relates to certain transactions associated with the proposed combination of Domtar Inc. and Weyerhaueser’s Fine Paper Business initially announced by Domtar Inc. on August 23, 2006. This Report on Form 6-K/A updates Exhibits 99.2 and 99.3 to Domtar Inc.’s Form 6-K provided to the SEC December 15, 2006 and Exhibit 99.2 to Domtar Inc.’s Form 6-K provided to the SEC October 31, 2006.
This Form 6-K/A is hereby incorporated by reference in the Registration Statement on Form F-10 (No. 333-124781)of Domtar Inc., relating to the offering of debt securities of Domtar Inc., and the Registration Statement on Form S-8 (No. 333-85600) of Domtar Inc., relating to common shares to be offered to employees under employee benefit plans.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOMTAR INC.

(Registrant)

Date: January 26, 2007	By	/s/ Razvan L. Theodoru

Razvan L. Theodoru
Corporate Secretary

FORM 6-K
Domtar Inc.
January 26, 2007
EXHIBIT INDEX

Exhibit No.	Description

99.1	Management’s Discussion and Analysis of Annual Results of Operations

99.2	Management’s Discussion and Analysis

99.3	Consent of Independent Auditors

99.4	Unaudited Pro Forma Financial Information